Exhibit 99.12

CONSENT OF ANDRÉ ALLAIRE

March 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, André Allaire, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

•

Technical Report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects” with an effective date as of July 6, 2022 and an issue date as of August 10, 2022; and

•

Technical Report titled “Preliminary Economic Assessment Report for the Uatnan Mining Project”, Côte-Nord Administrative Region, Québec, Canada” dated February 24, 2023 with an effective date of January 10, 2023 and to references to the Technical Reports, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Reports related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Reports, to references to the Technical Reports, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Reports related to me in the registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ André Allaire
André Allaire